UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to            .
Commission file number 333-69726
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL INC. 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Inc. 401(k) Plan
Contents
December 31, 2007 and 2006
*Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as there were no transactions of the type required to be disclosed in such schedules.

Report of Independent Registered Public Accounting Firm
To the Participants and Administration Committee of the Dell Inc. 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Inc. 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
PricewaterhouseCoopers LLP
Dallas, Texas
June 30, 2008

Dell Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

(in thousands)	2007	2006

Assets

Investments:
Registered investment funds	$1,429,008	$1,191,737
Dell Inc. common stock	235,872	297,222
Investment contracts	146,278	126,432
Participant loans	61,359	58,335
Short-term investment funds	3,856	6,001

Total investments at fair value	1,876,373	1,679,727

Receivables:
Interest	225	184
Due from broker — unsettled trades	102	853
Employee contributions	4,212	3,793
Employer contributions	8,116	7,709

Total assets	1,889,028	1,692,266

Liabilities
Administrative expenses payable	1,143	1,109
Other payables	96	170

Net assets available for benefits at fair value	1,887,789	1,690,987
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	558	1,605

Net assets available for benefits	$1,888,347	$1,692,592

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

(in thousands)	2007

Additions:

Contributions:
Employee contributions	$146,194
Employer contributions	76,612
Employee rollovers	10,425

Total contributions	233,231

Net investment income:
Interest and dividends	77,593
Interest on loans to participants	4,508
Net appreciation in fair value of investments	53,136

Total investment income	135,237

Deductions:
Benefits paid to participants	(169,235)
Administrative expenses	(3,478)

Total deductions	(172,713)

Net increase in net assets available for benefits	195,755

Net assets available for benefits:
Beginning of year	1,692,592

End of year	$1,888,347

The accompanying notes are an integral part of these financial statements.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
1.	Description of the Plan

General
Dell Inc. (the “Company” or “Employer”) originally adopted the Dell Inc. 401(k) Plan on June 1, 1989, which was amended and restated effective January 1, 2007 (the “Plan”). The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all U.S. resident employees of the Company who are not covered by a collective bargaining agreement. Participation in the Plan is at the election of the employee. As of December 31, 2007 and 2006, there were 24,270 and 22,375 active employees participating in the Plan, respectively, and 31,675 and 31,526 participants with account balances, respectively. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Contributions
Contributions are made to the Plan by the Company on behalf of each eligible participant based upon the participant’s elected compensation deferral through payroll deductions. The deferrals are funded by the Company at the end of each payroll period. The amount eligible participants may elect to contribute changed in 2007 from a range of 1% to 25% to a range of 1% to 50% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $15,500 and $15,000 for 2007 and 2006, respectively, as permitted by the Internal Revenue Code of 1986, as amended (“IRC”). Highly compensated participants, as defined by the IRC, may be subject to more restrictive maximum annual contribution limits if the Plan fails to satisfy certain testing criteria set forth in the IRC. The Plan relies on the safe harbor rules of Section 401(k)(12) of the IRC in order to satisfy the nondiscrimination testing requirements. Participants age 50 or over may contribute an additional $5,000 (“catch-up contributions”) over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permits employees to contribute balances from another qualified plan (“rollover contributions”).

Employer Contributions
For 2007, the Company matched 100% of the first 4% of eligible compensation that each participant contributes to the plan. The Company’s matching contributions were made at the end of each payroll period. Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2007. All the Company’s contributions are invested at the participant’s discretion among the fund elections. Neither participant, Company matching, nor discretionary contributions are required to be invested in the Dell Inc. Stock Fund.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of Employer matching and discretionary contributions, and Plan earnings offset by Plan administrative expenses. Each day, JPMorgan Chase Bank, N.A. (the “Plan Trustee”) calculates net earnings and allocates gains and losses to each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Vesting
Participants are immediately vested in their contributions and earnings thereon. Participants are also immediately vested in all safe harbor matching contributions and any earnings thereon. Prior to January 1, 2005, a participant vested 20% in Employer contributions and earnings thereon after one year of service and 20% annually thereafter, reaching full vesting after five years of service. Participants employed with the Company as of January 1, 2005, were fully vested in all Employer contributions and earnings thereon even if made before January 1, 2005. Participants that terminated employment with the Company prior to January 1, 2005, forfeited unvested amounts to the Plan. If a portion of a participant’s account was forfeited and the participant returns to employment with the Company within five years from the date of termination, the previously forfeited amounts will be restored and fully vested if the Participant repays any prior distribution received from the Plan within five years from the participant’s date of rehire.

Forfeitures
Employer contributions forfeited by unvested terminated participants may be used by the Company to offset future Employer contributions. Forfeitures could be used to satisfy Plan administrative expenses or to reduce future employer contributions. There were no unallocated forfeited nonvested accounts at December 31, 2007 and 2006. During 2007, forfeited account balances of $900,125 were used to reduce Employer contributions.

Benefit Payments
Participants are entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death or in the event of financial hardship. A participant may defer benefit payments until reaching 70 1/2, provided his or her vested account balance is greater than $5,000; otherwise, the Plan has been amended such that in the event of a distribution greater than $1,000 but less than $5,000 made on or after March 28, 2005, the Participant may elect either a direct rollover to an individual retirement account (“IRA”) or another qualified plan or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. If an employee fails to make an election of one of these options within 90 days of the termination date, his or her vested account balance will automatically be directed to a rollover IRA. Similarly, participants with a vested account balance of less than $1,000 may elect either of the options noted above. If an election is not made timely, the balance will be distributed to the participant in a lump sum. Payment of benefits prior to termination of service may be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses
Plan assets are held in trust by the Plan Trustee. The Plan’s third-party recordkeeper is Hewitt Associates LLC (“Hewitt”). Administrative expenses are primarily paid by the participants of the Plan and are allocated to participant accounts ratably based on fund balances.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Investments
The following investments represent separately managed funds which are comprised of investments in registered investment companies and cash: Dodge & Cox Stock Fund, Dodge & Cox Balanced Fund, TimesSquare Small/Mid Cap Growth Fund, BGI Equity Index Fund and the Dwight Stable Value Fund (collectively, the “Core Funds”). On October 26, 2007, the Invesco Stable Value Fund was replaced by the Dwight Stable Value Fund. The Plan invests in the underlying registered investment company funds on a unitized basis. All of the aforementioned investments, besides the Dwight Stable Value Fund, are valued at their net asset value, which represents the fair value of the underlying investments. In addition, participants may elect to contribute to funds that invest in a mix of separately managed funds based on target retirement dates (“Pre-Mixed Portfolio”). The Pre-Mixed Portfolio funds use a mix of the Core Funds to provide a diversification of investments based on the participants age and length of time until retirement.

The Dwight Stable Value Fund is a separately managed fund that invests in synthetic investment contracts (“SICs”) and cash equivalents. The synthetic fair values were determined using a discounted cash flow method. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. For those contracts with no stated payment dates, the projected value at the end of the required days notice period was assumed to pay in full and this payment was then discounted following the process described above. A SIC is an investment contract that simulates the performance of a traditional guaranteed investment contract (“GIC”) through the use of financial instruments. A key difference between a SIC and a traditional GIC is that the fund owns the assets underlying the SIC. Further, SICs differ from traditional GICs in that the assets supporting the SICs are not invested with the bank or insurance company and may consist of many different types of investments that the Plan holds in its fund portfolio. To enable the plan to realize a specific known value for the assets if it needs to liquidate them to make benefit payments, SICs utilize a benefit responsive “wrapper” contract issued by a third party that provides market and cash flow risk protection to the Plan and, thus, guarantees the value of the underlying investment for the life of the contract.

The American Growth Fund and American Euro Pacific Growth Fund contain a trading restriction that requires shareholders who sell more than $5,000 from either fund to wait at least 30 days before repurchasing more than $5,000 worth of units of that fund per transaction. The restriction applies to transfers and reallocations of current account balances. The restriction does not apply to sales/purchases of $5,000 or less, rollovers, and retirement plan contributions and distributions. The restriction also excludes activity in any of the Pre-Mixed Portfolio funds that contain either the American Growth Fund or the American Euro Pacific Growth Fund.

Participant Loans
Participants may take out a maximum loan amount equal to the lesser of (i) $50,000 less the highest outstanding loan balance during the past 12 months or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $500). Each participant’s loan is charged an interest rate equal to the prime rate on the date of loan origination plus 1.0% and a one-time fee of $75. Loan balances must be paid by direct payroll deduction and the repayment period cannot exceed four and a half years except when the proceeds of the loan are used to acquire the participant’s primary residence, when the repayment period cannot exceed 20 years. At December 31, 2007, loans bore interest at rates ranging between 5.0% and 10.5% and are due at various dates through December 6, 2027.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Plan Termination Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investments in common stock, short-term investments, registered investment companies, investment contracts, corporate and government debt, and other investments. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions Employee and Employer contributions are recorded in the period the Employer makes the payroll deduction or upon approval by the Company for discretionary Employer contributions, if any.

Investment Valuation and Investment Income
With the exception of the separately managed funds, all investments are initially recorded at acquisition cost on a trade-date basis, which includes brokerage commissions, and are revalued each business day to fair value based upon quoted market prices.

As described in Note 1, all of the separately managed funds are valued at their net asset value, which represents the fair value of the underlying registered investment companies and cash. Common stocks are valued at fair valued based on quoted market prices. The Dwight Stable Value Fund is valued at fair value, as further described in Note 1.

Participant loans are valued at estimated fair value consisting of outstanding principal and any related interest. Participant loans are funded from the participant’s vested account balance.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consist of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
Payment of Benefits Benefits are recorded when paid.

Accounting Pronouncement
In September 2006, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 157, Fair Value Measurement (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS 157 on the Plan and will adopt the disclosure provisions of SFAS 157 in 2008.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2007:

(in thousands)	2007	2006

Dell Inc. common stock	$235,872	$297,222

Registered Investment Funds
Neuberger Berman Genesis Fund	$185,785	$134,880
American Euro Pacific Growth Fund	$373,540	$230,686
American Growth Fund	$151,831	$120,391
PIMCO Total Return Fund	$102,873	$113,721
BGI Equity Index Fund	$112,406	$98,539

Separately Managed Funds
Dodge & Cox Stock Fund	$236,729	$258,648
Dodge & Cox Balanced Fund	$184,429	$176,389
Invesco Stable Value Fund	$—	$126,432
Dwight Stable Value Fund	$146,278	$—
At December 31, 2007 and 2006, the Plan owns approximately 9.6 million and 11.8 million shares of Dell Inc. common stock, respectively. This represents approximately 12% and 18% of the Plan’s investments as of December 31, 2007 and 2006, respectively. The underlying value of net assets invested in Dell Inc. common stock is among other things, dependent upon the performance of Dell Inc. and the market’s valuation of such performance. It is at least reasonably possible that changes in the fair value of Dell Inc. common stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

During 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

(in thousands)

Dell Inc. stock	$(3,721)
Registered investment funds	51,694
Investment contracts	5,163

Total net appreciation in fair value of investments	$53,136

Interest crediting rates on the SICs are reset monthly based on the yield to maturity and expected cash flow over the life of the related supporting assets. All contracts have a minimum guarantee on all rate resets of an interest rate of not less than zero percent. On October 26, 2007, the Plan replaced the Invesco Stable Value Fund with the Dwight Stable Value Fund. The interest crediting rates for the Invesco Stable Value Fund from January 1, 2007 through October 25, 2007 on the SICs ranged from 4.22% to 5.48%. The interest crediting rates for the period of October 26, 2007 through December 31, 2007 for the Dwight Stable Value Fund ranged from 4.63% to 4.74%. The aggregate average annual yield for SICs in the Invesco Stable Value Fund from January 1, 2007 through October 25, 2007 was 4.84%. The aggregate average annual yield for SICs in the Dwight Stable Value from October 26, 2007 through December 31, 2007 was 4.76%. There are no restrictions on participant withdrawals from the Dwight Stable Value Fund. Certain withdrawals not deemed to be participant initiated and not in compliance with the investment contracts’ provisions are subject to certain penalties.

Effective December 31, 2006, the Plan adopted the provisions of the Financial Accounting Standards Board’s (“FASB”) Staff Position (“FSP”) Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP establishes the accounting for fully benefit-responsive investment contracts (i.e. fair value versus contract value), clarifies the definition of fully benefit-responsive investment contracts, and establishes enhanced financial statement presentation and disclosure requirements for fully benefit-responsive investment contracts held by defined contribution plans. The adoption of the FSP had no effect on the statement of changes in net assets available for benefits.

4.	Tax Status

The Plan obtained its latest determination letter dated August 18, 2003, from the Internal Revenue Service informing the Company that the Plan and related trust are designed in compliance with Section 401(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Company believes that the related trust is exempt from federal income tax under Section
501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties

The Plan is authorized under contract provisions and by ERISA regulations to invest in the Company’s securities. During the year ended December 31, 2007, the Plan purchased 1,307,071

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
shares of the Company’s securities for $31,782,034 and sold 3,531,173 shares of the Company’s securities for $89,444,930. The 3,531,173 shares of the Company’s common stock sold in 2007 include sales from the Plan to the Company of 157,336 shares of the Company’s common stock for $3,087,359, which occurred during the period between October 19, 2007 and December 31, 2007. These purchases were made at fair market value as authorized by ERISA regulations. Additionally, administrative expenses included on the Statement of Changes in Net Assets are paid to the Plan Trustee and Hewitt, which are parties-in-interest.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to Form 5500:

	December 31,	December 31,
(in thousands)	2007	2006

Net assets available for benefit per the financial statements	$1,888,347	$1,692,592
Adjustment from contract value to fair value for fully benefit responsive invesment contracts	(558)	(1,605)

Net assets available for benefit per Form 5500	$1,887,789	$1,690,987

The following is a reconciliation of the Plan’s increase in net assets available for benefits reported in the Plan financial statements for the year ended December 31, 2007 to the Plan’s increase in net assets available for benefits reported in the Plan’s Form 5500.

(in thousands)	2007

Increase in net assets available for benefits per financial statements	$195,755
Add: Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	1,605
Less: Current year adjustment from contract value to fair value for fully benefit-responsive investment contract	(558)

Increase in net assets available for benefits per Form 5500	$196,802

7.	Issuance of Unregistered Shares

The Company inadvertently failed to register with the SEC the issuance of certain shares under the Plan. As a result, certain purchasers of Dell common stock pursuant to the Plan may have the right to rescind their purchases for an amount equal to the purchase price paid for the shares (or if such security has been disposed of, to receive damages with respect to any loss on such disposition) plus interest from the date of purchase. An exercise of these rights by participants may result in a decrease in the balance of Dell stock and an increase in cash amounts contributed by the Company to the Plan. The Company may also be subject to civil and other penalties by regulatory authorities

Dell Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006
as a result of the failure to register. The Company intends to make a registered rescission offer to eligible Plan participants.

8.	ERISA Litigation

Four putative class actions were filed in the Western District of Texas, Austin Division by purported participants in the Plan. These class actions have been consolidated as In re Dell Inc. ERISA Litigation, and lead plaintiffs have been appointed by the court. The lead plaintiffs have asserted claims under ERISA based on allegations that Dell, certain current officers, and certain current and former directors imprudently invested and managed participants’ funds and failed to disclose information regarding Dell’s stock held in the Plan. The Company intends to defend this lawsuit vigorously.

9.	Subsequent Events

Dell intends to merge the Dell Financial Services L.P. 401(k) Plan into the Plan during the 2008 plan year.

Dell Inc. 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

(a)	(b)	(c)	(d)	(e)
	(in thousands)
	Identity of Issuer	Description	Cost**	Current Value
*	Dell Common Stock	Company Stock, $0.01 par value		$235,872
	Registered Investment Funds:
	Neuberger Berman Genesis Fund	Registered Investment Fund		185,785
	Dodge & Cox Balanced Fund	Separately Managed Registered Investment Fund		184,429
	Dodge & Cox Stock Fund	Separately Managed Registered Investment Fund		236,729
	American Euro Pacific Growth Fund	Registered Investment Fund		373,540
	PIMCO Total Return Fund	Registered Investment Fund		102,873
	BGI Equity Index Fund	Registered Investment Fund		112,406
	Times Square/Mid Cap Growth Fund	Separately Managed Registered Investment Fund		81,415
	American Growth Fund	Registered Investment Fund		151,831

	Total Registered Investment Funds			1,429,008
	Short Term Investment Funds:
*	JPMorgan STIF	Short Term Investment Funds		2,700
*	Chase EOD STIF	Short Term Investment Funds		1,156

	Total Short Term Investment Funds			3,856
	Dwight Stable Value Fund:
	Bank of America IGT MxMgr Core	Investment Contract		26,334
	Bank of America Wrapper	Synthetic Contract Wrapper, #03-068, 4.73%		112

				26,446
	ING Life & Annuity IGT mxMgr Int G/C	Investment Contract		26,333
	ING Life & Annuity	Synthetic Contract Wrapper, #60074, 4.63%		112

				26,445
*	JP Morgan Chase IGT INVESCO Short-term Bond	Investment Contract		26,334
*	JP Morgan Chase Wrapper	Synthetic Contract Wrapper, #ADELL-S, 4.73%		112

				26,446
	Monumental Life Insurance Company IGT MxMgr Int G/C	Investment Contract		26,334
	Monumental Wrapper	Synthetic Contract Wrapper, #MDA-00603TR, 4.74%		112

				26,446
	Pacific Life Insurance IGT INVESCO AAA ABS	Investment Contract		26,334
	Pacific Life Insurance Wrapper	Synthetic Contract Wrapper, #G-26953.01.0001, 4.73%		112

				26,446

*	JP Morgan Chase	Short-term Investment Fund		14,607

	Total Dwight Stable Value Fund at contract value			146,836
	Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts			558

	Total Dwight Stable Value Fund at fair market value			146,278
*	Participant Loans	Loans bearing interest rates ranging from 5.0% to 10.5%, due at various dates through December 6, 2027		61,359

	Total			$1,876,373

*Party-in-Interest
**Cost information is not required for participant-directed investments

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
DELL INC. 401(K) PLAN
By: Benefits Administration Committee of the Dell Inc. 401(k) Plan

Date: June 30, 2008	By:	/s/ Dominick Dicosimo
Dominick Dicosimo
On Behalf of the Benefits Administration Committee

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm